Renewal Fuels, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202
Tel. (414) 283-2625

August 1, 2008

VIA EDGAR AND FACSIMILE

Mr. Ryan Milne
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:  Renewal Fuels, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007, Filed April 15, 2008
Form 10-QSB/A for Fiscal Quarters Ended June 30, 2007, and September 30, 2007
Filed April 8, 2008
File No. 000-30172

Dear Mr. Milne:

The following are responses of Renewal Fuels, Inc. (the “Company”) to the corresponding numbered comments in the July 21, 2008 letter from the Securities and Exchange Commission (the “Commission”).  The Company will file an amended Form 10-KSB for the fiscal year ended December 31, 2007 and file an Item 4.02 8-K to report the non-reliance on the Forms 10-QSB amended by the referenced Forms 10-QSB/A, promptly upon the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter (which approach was discussed by Mr. Milne with our securities counsel, Andy Smith, Esq. of Sichenzia Ross Friedman Ference LLP (646) 810-2180, prior to the preparation of this response).

1.  Form 10-KSB for Fiscal Ended December 31, 2007

We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007 because of the reverse acquisition that was consummated during the year. We believe that the surviving entity in a reverse merger succeeds to the Exchange Act reporting history of the legal acquirer in the transaction. Therefore, because the legal acquirer was required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.
Please submit a response within 10 business days that explains how you considered the following factors in making your determination:

•	The timing of the transaction;
•	The magnitude of integration of changes in internal control over financial reporting as a result of the transaction; and
•	The significance of the issuer or legal acquirer's assets, liabilities, and operations to the consolidated financial statements included in your annual report.

In addition, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation SB. Please amend the filing within 10 business days to provide certifications that include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601 (b)(31) of Regulation SB.

Response

Until April 2007, the business of the Company was operated as a private company, without any internal controls over financial reporting, since it was not a “reporting company” at that time.  On March 30, 2007, the Company, then private, acquired the FuelMeister business from Biodiesel Solutions, Inc., and thereafter completed a reverse merger with Tech Laboratories, Inc..  Then on July 2, 2007, the Company completed the acquisition of Biodiesel Solutions, Inc.

Unfortunately, as was disclosed in Item 8A of the Company’s Form 10-KSB, at the time of the acquisitions and the merger, the Company “did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements.”  This became very evident to the Company when, on September 12, 2007, the Company received correspondence from the Commission questioning the Company’s accounting for the acquisitions and the merger, as reflected in the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30,2007.

Given the timing and magnitude of the acquisition and merger transactions, the task of integrating the businesses from both an operational and accounting perspective, and the work required to design, implement and test disclosure controls and procedures and internal controls over financial reporting, it was challenging, at best, and more than likely doubtful, that the Company would be successful in all of these respects including, of course, the accounting/financial reporting responsibilities.  This was compounded by the need to correct the accounting for the acquisition and merger transactions to the extent required in the September 12, 2007 correspondence from the Commission regarding the same.

Nevertheless, the Company clearly recognized the importance of implementating and maintaining disclosure controls and procedures and internal controls over financial reporting and endeavored to achieve timely implementation of a system of controls.  This effort, however, was frustrated by the turnover of personnel in the financial group and, frankly, less than the full attention of the then Chief Executive Officer of the Company on achieving successful implementation of a system of controls.  In fact, that lack of attention on the part of the CEO, and the dissatisfaction of the Board of Directors of the Company with the CEO’s lack of attention (and, more importantly, his lack of success), in part lead to the resignation of the Chief Executive Officer shortly after the filing of the Form 10-KSB.

In connection with the year-end work related to the preparation of the Company’s Form 10-KSB for the fiscal year ended December 31, 2007, management did conduct an evaluation of the effectiveness of its internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  What it encountered was a system of controls that was so incomplete and obviously inadequate, that no formal testing and assessment of effectiveness could be completed.  Rather, based upon that assessment, management could only conclude that there were material weaknesses in the Company’s internal controsl over financial reporting as of December 31, 2007 (as disclosed in Item 8A).

The Company’s assessment of internal controls over financial reporting was set forth in Item 8A as follows:

We did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements. This deficiency could result in misstatements of the aforementioned accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined this control deficiency constitutes a material weakness. Based on the above described material weakness, our management, including our CEO and CFO have concluded that we did not maintain effective internal control over financial reporting as of December 31, 2007, based on the criteria in Internal Control-Integrated Framework issued by the COSO.

While disappointing to report, the disclosure was believed to be adequate to advise investors that there were material weaknesses in the Company’s internal controls over financial reporting, that the weaknesses constituted a “deficiency” and that “this deficiency could result in misstatements of the aforementioned accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.”  Based upon its assessment of internal controls over financial reporting, the Company’s management did report in Item 8A of Form 10-KSB that “Based on the above described material weakness, our management, including our CEO and CFO have concluded that we did not maintain effective internal control over financial reporting as of December 31, 2007, based on the criteria in Internal Control-Integrated Framework issued by the COSO.”

On April 15, 2008, Bryan Chance, age 38, was appointed as Chief Executive Officer and Chief Financial Officer of the Company.  Mr. Chance is a certified public accountant and has served as Chief Financial Officer of Titan Global Holdings, Inc. since January 24, 2006 and as President and Chief Executive Officer since August 18, 2006.  Mr. Chance also served as Chief Financial Officer for Aslung Pharmaceutical, a privately held generic pharmaceutical manufacturing company from 2000 to 2002 and has held financial and mergers and acquisition leadership positions in companies such as Caresouth, Nursefinders, Home Health Corporation of America, the Baylor Healthcare System, Columbia/HCA and Price Waterhouse, LLP.  By appointing someone who is qualified as a CPA and has considerable experience serving as a Chief Financial Officer, the Company has endeavored to provide the financial leadership that the Company requires in order to eliminate the weaknesses in its internal controls over financial reporting and otherwise design, implement and maintain a sufficient systems of internal financial controls.

In connection with the filing of the amended Form 10-KSB, Mr. Chance, as the
Company’s Principal Executive Officer and Principal Financial Officer will provide the certifications under Item 601(b)(31) of Regulation SB that include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601 (b)(31) of Regulation SB.

2.   Form 10-QSB/A for the Quarter Ended June 30, 2007 and September 30, 2007

We note that you restated your interim financial statements within your Form 10¬QSB for the quarters ended June 30, 2007, and September 30, 2007. Please file an Item 4.02 8-K to report the non-reliance on previously issued financial statements or completed interim review.

Response

As the Company discussed at the outset of this response, it is the Company’s intention to amend its Form 10-KSB for the fiscal year ended December 31, 2007, and file an Item 4.02 8-K to report the non-reliance on the Forms 10-QSB amended by the referenced Forms 10-QSB/A, promptly upon the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter.  If, however, the Commission advises the Company that it requires the filing of an Item 4.02 8-K to report the non-reliance on previously issued financial statements prior to such confirmation, then the Company immediately will file such report on Form 8-K.

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response.  Should you require further information, please contact me at (414) 283-2625.  Otherwise, I look forward to hearing that your follow-up discussion with our counsel, Andy Smith, of Sichenzia Ross Friedman Ference LLP (646) 810-2180, went satisfactorily and that we should proceed promptly with the preparation and filing of our amended Form 10-KSB and the Item 4.02 8-K to report the non-reliance on previously issued financial statements with regard to our reports on Form 10¬QSB for the quarters ended June 30, 2007, and September 30, 2007.

Very truly yours,

/s/ Bryan Chase
Bryan Chase
Chief Executive Officer

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